Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                    ALS Researchers Deliver Oral Presentation
                     of Vasogen's VP025 at Neuroscience 2004

     VP025 Delays Disease Onset and Prolongs Survival in Preclinical Models

Toronto, Ontario (October 25, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a researcher and developer of immune modulation therapies targeting chronic inflammation, today announced that a comprehensive oral presentation of research findings concerning the Company's drug candidate, VP025, was delivered yesterday at Neuroscience 2004, the Society for Neuroscience's 34th Annual Meeting, in San Diego. The previously reported results demonstrate the ability of VP025 to significantly delay the onset of disease and increase survival in a preclinical model of amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease). Dr. Stanley Appel, Chief of Neurology at the Methodist Hospital, Professor of Neurology at Baylor College of Medicine, and member of Vasogen's Scientific Advisory Board, directed these research studies.

"We are pleased that this VP025 research was selected for oral presentation at such a prestigious event as the Society for Neuroscience's annual meeting," stated Dr. Appel. "These results demonstrate strong anti-inflammatory effects of VP025 in the central nervous system, and suggest that these effects may be useful in slowing the progression of ALS, a devastating disease for which there is a desperate need for more effective therapies."

Vasogen has accumulated a substantial amount of evidence that VP025 has the ability to significantly inhibit neuro-inflammation in a number of different preclinical models. In ALS, the immune system is thought to actively contribute to motor neuron injury through inflammatory processes. Prominent pathological features of ALS are the presence of dendritic cells and activated microglia in spinal cord tissue. In a preclinical model of ALS, intramuscular injection of VP025 significantly delayed disease onset (p = 0.009) and prolonged survival (p = 0.004). Examination of spinal cord sections also revealed a suppression of microglial cell activation when compared with controls.

ALS is one of the most common neuromuscular diseases worldwide. It is a neurodegenerative disease that progresses rapidly and attacks nerve cells in the brain and the spinal cord. The progressive degeneration of the motor neurons in ALS leads to muscle weakening and wasting, resulting in paralysis and eventual death. As many as 30,000 Americans have ALS, and an estimated 5,000 people in the United States are diagnosed with the disease each year. ALS most commonly strikes people between 40 and 60 years of age, but younger and older people can also develop the disease.

VP025, the lead product candidate from a new class of structurally related drugs, is being developed for the treatment of chronic neuro-inflammatory disorders. VP025 is designed to interact with immune cells leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation.





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Neurological conditions that are associated with an inflammatory response in the nervous system include Alzheimer's disease, Parkinson's disease, multiple sclerosis, and ALS. These indications are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

About the Society for Neuroscience:

The Society for Neuroscience is the world's largest organization of scientists devoted to the study of the brain. The 36,000 members of the Society include basic researchers studying the many neuroscience disciplines, and clinicians specializing in neurology, neurosurgery, psychiatry, ophthalmology, and related fields. Neuroscience includes the study of brain development, sensation, perception, learning, memory, movement, sleep, stress, aging, neurological and psychiatric disorders, and the molecules, cells, and genes responsible for nervous system functioning.

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company's 2,000-patient ACCLAIM trial, being conducted at cardiac centers throughout North America and Europe, is investigating the impact of Celacade(TM) on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. Vasogen's 500-patient SIMPADICO trial, being conducted at medical centers throughout North America, is designed to further investigate the impact of Celacade(TM) on reducing the debilitating symptoms associated with peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Vasogen is also developing a new class of drugs, designed to interact with immune cells leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation. VP025, the lead candidate from this new class of drugs, is in preclinical development for the treatment of neurodegenerative disorders including Parkinson's and Alzheimer's disease.


This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.